UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File No. 1-10290
DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN
411 Seventh Avenue
P.O. Box 1930
Pittsburgh, PA 15230-1930
(Full title of the Plan and the address of the Plan, if
different from that of the issuer named below)
Duquesne Light Holdings, Inc.
411 Seventh Avenue
Pittsburgh, PA 15219
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

Page 1 of 17 pages
The Table of Contents is on page 2

TABLE OF CONTENTS
Financial Statements, Signature and Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Duquesne Light Holdings, Inc. 401(k) Retirement
Savings Plan
Pittsburgh, Pennsylvania
     We have audited the accompanying statements of net assets available for benefits of the Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 22, 2006

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2005	2004
Assets:

Investments	$64,329,233	$61,104,887
Employer contributions receivable	165,899	527,740
Dividends & interest receivable	263,531	286,027

Total assets	64,758,663	61,918,654

Liabilities:

Note payable	2,628,040	4,001,262
Interest due on note payable	54,203	82,526
Excess contributions refundable	—	37,002

Total liabilities	2,682,243	4,120,790

Net Assets Available For Benefits	$62,076,420	$57,797,864

See Notes to Financial Statements.

DUQUESNE LIGHT HOLDINGS, INC. 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2005	2004

Additions:

Additions to net assets attributed to:
Investment income:
Dividend income	$2,250,663	$2,171,134
Interest income	55,076	27,674
Net appreciation in fair value of investments	1,080,260	3,627,086
Contributions:
Employer	165,899	527,740
Employee	3,789,432	2,732,873
Other	21,605	7,338

Total	7,362,935	9,093,845

Deductions:

Payment of benefits	(2,937,501)	(4,677,726)
Interest expense	(216,813)	(330,104)
Administrative expenses	(105,530)	(143,084)

Total	(3,259,844)	(5,150,914)

Net transfers to the plan	175,465	350,318

Net increase	4,278,556	4,293,249

Net Assets Available for Benefits:
Beginning of year	57,797,864	53,504,615

End of year	$62,076,420	$57,797,864

See Notes to Financial Statements.

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements for the Years Ended December 31, 2005 and 2004
1.	Description of the Plan
       Duquesne Light Holdings, Inc. (the Company) is an energy services holding company, and the parent company of Duquesne Light Company (Duquesne Light). Duquesne Light is an electric utility engaged in the supply, transmission and distribution of electric energy.
       The following information offers a brief description of the Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan (the Plan). Participants should refer to the Plan document, “Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan” effective January 1, 2001, as amended and restated, for more complete information.
General
       The Plan is a defined contribution savings plan with a tandem leveraged Employee Stock Ownership Plan (ESOP) feature and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
       Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five market index mutual funds, five life style index mutual funds, a money market mutual fund, one stable value trust fund, and the Duquesne Light Holdings, Inc. Common Stock Fund, which invests in common stock of Duquesne Light Holdings, Inc., as investment options for participants. Voting rights are extended to Participants in the Duquesne Light Holdings, Inc. Common Stock Fund according to their ownership interests in the fund.
       The Company became the plan administrator and the named fiduciary for the Plan on January 1, 2002. The plan administrator has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The plan administrator establishes, among other things, the funding policy of the Plan. The Vanguard Group, Inc. (Vanguard) is a trustee and the recordkeeper for the Plan. As a trustee, Vanguard is the custodian of the Plan’s assets and invests all participant contributions to the Plan as directed by the participants. As the recordkeeper, Vanguard is responsible for establishing participant accounts, recording contributions, and determining the value and increase or decrease in each participant account to reflect its proportionate interest in each of the funds. Mellon Bank, N.A. serves as trustee for the leveraged ESOP, which is primarily composed of Duquesne Light Company Preference Stock, Plan Series A (Preference Stock).
Participation
       Participation in the Plan is voluntary. An eligible employee is any person, other than an employee represented by a collective bargaining unit, regularly employed by the Company or an affiliate of the Company, which accepts the Plan. As of the first pay period, an eligible employee may become a participant in the Plan by contacting Vanguard via voice response or the internet to enroll.

Participant Contributions
       Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary for each pay period in consideration for the Company’s contribution of such amount to the Plan. These contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A participant may increase, decrease or stop the amount of the salary reduction at any time.
       The salary reduction contributions for 2005 and 2004 may not exceed the lesser of 50% of the participant’s aggregate eligible salary in pretax dollars or the applicable limit established by the Internal Revenue Service Code Section 402(g). For calendar years 2005 and 2004 the applicable limits were $14,000 and $13,000. The Plan also provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements, including the limitation of eligible salary for compensation earned up to $210,000 in 2005 and $205,000 in 2004.
       Effective January 1, 2002, participants are eligible to contribute additional pretax dollars in the plan year during which they have attained the age of 50. The maximum additional contribution was $4,000 and $3,000 for Plan years 2005 and 2004.
Rollovers Into The Plan
       Active participants may transfer all or part of a distribution from another qualified retirement plan to the Plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.
Investment Elections
       Each participant may direct that salary reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A participant may change such allocation at any time and may transfer all or a portion of the value of their participant account, in 1% or dollar increments, among the funds at any time during the year.
Valuation
       All of a participant’s salary reduction contributions are credited to their account. The value of each of the separate funds is determined by the trustee on a daily basis. A participant’s interest in the Duquesne Light Holdings, Inc. Common Stock Fund is calculated in units, which are equivalent to shares.
Employer Contributions
       The Plan provides for a base and incentive match and automatic contributions depending on an employee’s eligibility. The Plan provides that the Company match employee contributions to a 401(k) account up to a maximum of six percent of an employee’s eligible salary. The base match consists of a $0.50 base match per eligible contribution dollar. For certain eligible employees the Plan provides for an additional $0.25 incentive match per eligible contribution dollar, if board-approved targets are achieved. The incentive target was achieved in 2004, and the annual performance matching contribution was made. The incentive target was not achieved in 2005. In addition to the base match, the Plan provides that certain eligible employees receive an automatic non-matching contribution of one or three percent of an employee’s eligible salary. The Company is funding its base, automatic and matching contributions through a tandem leveraged ESOP, which is part of this Plan. See Note 3 for additional information.

Vesting and Benefit Distributions
       Participants are fully vested in their participant accounts at all times. With respect to vesting of the employer contributions, participants shall be vested upon completion of three years of service or earlier termination due to disability, death, the attainment of age 62 while an employee, or Plan termination. Amounts contributed through salary reductions may be withdrawn by, or distributed to, a participant (1) upon termination of employment or (2) upon attaining the age of 59-1/2. In the event of death, a participant’s account balance will be distributed to the Participant’s beneficiary in a lump sum payment. Disabled participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the plan administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the participant has borrowed the maximum amount allowed under the Plan. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Distribution of a participant’s account must commence once a participant has ended their service with the Company and has attained age 62 (See Note 8), or has an account balance less than $5,000. Full distribution of a vested account balance may be made as a direct rollover to another qualified retirement plan or an individual retirement account (IRA).
Diversification Eligibility
       Participants may begin to diversify up to 100% of their employer contribution account upon vesting. Shares of Preference Stock to be diversified are redeemed for cash and then directed by the participant into the Plan’s Vanguard investment funds or withdrawn from the Plan, subject to tax implications if not rolled over into another qualified retirement plan or an IRA.
Participant Loans
       Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The balance of the participant’s account secures the loans, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general-purpose loan and up to 15 years if their loan is used to purchase a primary residence.
Forfeitures
       When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a potential forfeiture. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent employer contributions to the Plan, or may be used to pay Plan expenses. The forfeitures amounted to $89,907 in 2005 and $9,973 in 2004. If upon reemployment the former participant fulfills certain requirements, as defined in the Plan, these forfeitures, including earnings, will be transferred to the participant’s account. There were no forfeiture reallocations in either 2005 or 2004.
Termination of the Plan
       The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time. However, in any such event, the participants’ rights to their account balances will not be forfeited.

Tax Status
       The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated as of January 1, 2001, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
2.	Summary of Significant Accounting Policies
Basis of Accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.
Valuation of Investments and Income Recognition
       The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust are valued at the net asset value at year-end. Investments in the Duquesne Light Holdings, Inc. Common Stock Fund are stated at fair value based upon the closing sales price of Duquesne Light Holdings, Inc. common stock reported on recognized securities exchanges on the last business day of the year. Investments in Preference Stock are valued at the greater of the fair value of 1.5 shares of Duquesne Light Holdings, Inc. common stock or $35.50 per share of Preference Stock. The value of $35.50 per share is the liquidation value established with respect to the Preference Stock as filed with the Department of State under Section 1522 of the Pennsylvania Business Corporation Law of 1988. Participant loans are valued at cost which approximates fair value.
       Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Employer Contributions Receivable
       Employer contributions receivable represent cash contributions owed to the Plan by the Company for obligations relating to the ESOP.
Note Payable
       The note payable to Duquesne Light represents the remaining principal amount of the promissory note issued as consideration for the Preference Stock which was sold to the Plan to provide the matching contributions to be made to participants.
Payment of Benefits
       Benefits are recorded when paid.

Distributions Due to Participants
       The Plan had no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan as of either December 31, 2005 or 2004.
Expenses
       In 2005 and 2004, Plan expenses were paid by the Plan or by the Company as provided by the Plan document.
Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of additions and deductions to the Plan’s net assets available for benefits during the reporting period. Actual results could differ from those estimates.
       The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Derivatives
       The Plan’s Vanguard funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments.
       Select Vanguard funds may invest in futures contracts with the objectives of maintaining full exposure to the stock market, enhancing returns, managing interest rate risk, maintaining liquidity, diversifying credit risk, and minimizing transaction costs. Other Vanguard funds may enter into index and coupon swap contracts, as well as credit default and interest rate swap transactions, to earn the total return on a specified security or index of fixed income security, or to simulate certain bond market positions. Also, certain Vanguard funds may enter into forward currency contracts to provide the appropriate currency exposure related to any open futures contracts. Each fund’s obligation to purchase securities under futures contracts will not exceed 20% of its total assets.
       Plan investments in funds with derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan’s investments. As of December 31, 2005 and 2004, the derivative position in any fund investment did not exceed 5% of the market value of the fund.

3.	Employee Stock Ownership Plan (ESOP) and Note Payable to Duquesne Light Company
       In December 1991, Duquesne Light established an ESOP feature to provide matching contributions under the Plan. Duquesne Light issued and sold 845,070 shares of Preference Stock to the Plan. As consideration for the stock, the Plan issued a promissory note to Duquesne Light valued at $29,999,985 with an interest rate of 8.25%. The note is collateralized by the unallocated shares of Preference Stock.
       Principal payments, due January 1, commenced in 1993. Effective December 31, 1993, the terms of the Plan’s promissory note were amended to reflect a maximum 35-year amortization period. The minimum loan amortization requirements for the next five years are as follows: 2006 — $1,050,367; 2007 — $387,488; 2008 — $419,455; 2009 — $454,060; and 2010 — $316,670. The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on the note payable.
       When the ESOP was established, the Preference Stock represented an unallocated investment of the Plan, which the Plan began to allocate to individual participants’ accounts beginning March 31, 1992 as the promissory note was repaid. The Preference Stock has an annual dividend rate of $2.80 per share. As of December 31, 2005 and 2004, each share of Preference Stock is redeemable for $35.50. The participant may elect to receive a cash distribution upon withdrawal from the Plan, attainment of age 59-1/2 or meeting the diversification requirements.
4.	Related Party Transactions
       Certain plan investments are shares of mutual funds or common/collective trust funds managed by Vanguard and shares of stock held by Mellon Bank, N.A. Both parties are trustees as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the ERISA prohibited transaction rules. Other related party transactions include Plan investments in shares of common stock of Duquesne Light Holdings, Inc., shares of Preference Stock and certain administrative costs and expenses which are paid by the Company.

5.	Investments Exceeding 5% of Total Net Assets Available for Plan Benefits
       The following represents the investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004.

	December 31,
	2005	2004
Duquesne Light Holdings, Inc. Common Stock Fund, 254,868 and 241,596 units, respectively	$4,159,439	$4,554,085
Duquesne Light Company Preference Stock, Plan Series A*, 374,615 and 408,609 shares, respectively	$13,298,842	$14,505,631
Vanguard 500 Index Fund, 181,072 and 184,371 shares, respectively	$20,808,770	$20,583,139
Vanguard Prime Money Market Fund, 4,138,689 and 4,194,646 shares, respectively	$4,138,689	$4,194,646
Vanguard Total Bond Market Index Fund, 458,239 and 430,341 shares, respectively	$4,609,881	$4,419,601
Vanguard Small-Cap Index Fund, 167,684 and 169,624 shares, respectively	$4,782,343	$4,549,319
Vanguard Mid-Cap Index Fund, 290,338 and 259,475 shares, respectively	$5,118,658	$4,058,188
Vanguard Total International Stock Index Fund, 224,206 and 175,725 shares, respectively	$3,199,415	$2,214,138
     *Nonparticipant-directed
6.	Net Change in Fair Value of Investments
       The net appreciation (depreciation) in fair value of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2005 and 2004 is comprised of the following.

	December 31,
	2005	2004

Mutual Funds	$1,702,968	$3,507,442
Common Stock	(622,708)	119,644

Total	$1,080,260	$3,627,086

7.	Nonparticipant-Directed Account
       Information about the net assets and the significant components of the changes in net assets relating to the ESOP, the nonparticipant-directed investment, is as follows.

	December 31,
	2005	2004
Assets:
Duquesne Light Company Preference Stock, Plan Series A:
Allocated shares	$10,457,026	$9,633,574
Unallocated shares	2,841,816	4,872,057
Common/collective trust:
Allocated shares	2,024	23,576
Unallocated shares	502	488
Employer contributions receivable — unallocated shares	165,899	527,740
Dividends and interest receivable:
Allocated shares	207,495	189,958
Unallocated shares	56,036	96,069

Total assets	13,730,798	15,343,462

Liabilities:
Note payable — unallocated shares	2,628,040	4,001,262
Interest due note payable — unallocated shares	54,203	82,526

Total liabilities	2,682,243	4,083,788

Net Assets	$11,048,555	$11,259,674

Changes in Net Assets:
Employer contributions — unallocated shares	$165,899	$527,740
Investment income:
Dividends:
Allocated shares	824,815	746,860
Unallocated shares	276,466	428,726
Interest — allocated shares	883	436
Payment of benefits — allocated shares	(425,001)	(643,469)
Interest expense — unallocated shares	(216,813)	(330,104)
Administrative expenses — allocated shares	(71,108)	(99,735)
Net transfers	(766,260)	(106,680)

Net (Decrease) Increase	$(211,119)	$523,774

8.	Subsequent Events
       In 2006, the Company amended the Plan to allow for the automatic plan enrollment, with an initial 3% salary reduction contribution, of eligible new employees, and to not require benefit distributions to participants who have attained age 62 and whose service with the Company has ended. This same amendment also added certain of the Company’s affiliates to the Plan.
       In 2006, the Company made a discretionary one-time contribution of $393,212 in Preference Stock to the employer contribution accounts of participants who made salary reduction contributions to the Plan in 2005, were employed by the Company on the contribution date, and were eligible for the annual matching contribution.
       These events did not significantly impact the financial statements of the Plan.

Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan
Employee Identification Number 25-1598483 (Plan Number 006)
Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Investment Type	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company, 181,072 shares	***	$20,808,770
*	Vanguard Mid-Cap Index Fund	Registered Investment Company, 290,338 shares	***	5,118,658
*	Vanguard Prime Money Market Fund	Registered Investment Company, 4,138,689 shares	***	4,138,689
* *	Vanguard Small-Cap Index Fund Vanguard Total Bond Market Index Fund	Registered Investment Company, 167,684 shares Registered Investment Company, 458,239 shares	*** ***	4,782,343 4,609,881
*	Vanguard Total International Stock Index Fund	Registered Investment Company, 224,206 shares	***	3,199,415
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company, 96,450 shares	***	1,105,321
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company, 40,276 shares	***	474,054
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company, 62,443 shares	***	765,556
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company, 9,042 shares	***	113,657
*	Vanguard Target Retirement Income Fund	Registered Investment Company, 31,917 shares	***	333,216
*	Vanguard Retirement Savings Trust	Common/Collective Trust, 1,148,226 shares	***	1,148,226
*	Duquesne Light Holdings, Inc. Common Stock Fund	Company Stock Fund, 254,868 shares	***	4,159,439
**	Duquesne Light Company Preference Stock, Plan Series A	Company Stock Fund, 374,615 shares	$13,298,842	13,298,842
*	Loan Fund — Various Participants	Participant loans with interest rates of 5.0% to 10.0% and maturity dates ranging from January 2006 through August 2013.	***	270,640
**	Mellon Bank, N.A. EB Temporary Investment Fund	Common/Collective Trust, 2,526 shares	$2,526	2,526

	Total Investments			$64,329,233

*	Party in Interest
**	Nonparticipant-directed
***	Cost has been omitted for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN
By /s/ Mark E. Kaplan

Mark E. Kaplan Senior Vice President and Chief Financial Officer, Duquesne Light Holdings, Inc.

Dated: June 22, 2006